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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

CHC HELICOPTER CORPORATION
(Name of Issuer)
CLASS A SUBORDINATE VOTING SHARES
(Title of Class of Securities)
12541C 20 3
(CUSIP Number)
Kevin D. Cramer
Osler, Hoskin & Harcourt LLP
620 Eighth Avenue, 36th Floor
New York, New York 10018
(212) 867-5800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 16, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See §§.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12541C 20 3	Page	2	of	6

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark D. Dobbin, as executor of the estate of the late Craig L. Dobbin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada Republic of Ireland

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	12541C 20 3

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Discovery Helicopters Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta, Canada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed on behalf of Mark D. Dobbin, as executor of the estate of the late Craig L. Dobbin (the “CLD Estate”) and Discovery Helicopters Inc., a corporation incorporated under the laws of the Province of Alberta, Canada (together, the “Reporting Persons”), relating to Class A Subordinate Voting Shares of CHC Helicopter Corporation (the “Issuer”). This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons on October 12, 2006 (the “Schedule 13D”), as amended on February 22, 2008 (“Amendment No. 1”).
ITEM 4.  PURPOSE OF TRANSACTION.
Item 4 of the Schedule 13D is hereby amended and restated as follows:
As described in the Issuer’s Report on Form 6-K filed on September 17, 2008, on September 16, 2008, pursuant to the Arrangement Agreement, between the Issuer and 6922767 Canada Inc. (the “Purchaser”), an affiliate of a fund managed by First Reserve Corporation, a plan of arrangement (the “Plan of Arrangement”) of the Issuer under the provisions of the Canada Business Corporations Act was completed, pursuant to which all of the outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Issuer, including all such shares held by the Reporting Persons, were acquired by the Purchaser, for an amount equal to Cdn.$32.68 in cash per share. The Plan of Arrangement was approved by the Supreme Court of British Columbia, Canada, following approval by the requisite shareholders of the Issuer.
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
Item 5 is hereby amended and restated as follows:
Item 5(a) and Item 5(b):
Following completion of the Plan of Arrangement described in Item 4 above, none of the Reporting Persons beneficially hold any equity securities of Issuer.
Item 5(c):
Please see Item 4 above.
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1     An Agreement for Joint Filing pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  September 17, 2008

/s/ Mark D. Dobbin
Mark. D. Dobbin, as executor of the
estate of the late Craig L. Dobbin

DISCOVERY HELICOPTERS INC.
By:	/s/ Keith Stanford
Keith Stanford
Secretary and Treasurer

EXHIBIT 1
JOINT FILING AGREEMENT
The undersigned hereby agree that the Statement on Schedule 13D with respect to the securities of CHC Helicopter Corporation, dated as of the date hereof, is, and any further amendments thereto (including amendments on Schedule 13D or Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the United States Securities Exchange Act of 1934.
Dated:  September 17, 2008

/s/ Mark D. Dobbin
Mark. D. Dobbin, as executor of the
estate of the late Craig L. Dobbin

DISCOVERY HELICOPTERS INC.
By:	/s/ Keith Stanford
Keith Stanford
Secretary and Treasurer